Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 19, 2021

The following transcript is from a webcast hosted by RBC Capital Markets and Canadian National Railway Company (“CN”) on May 18, 2021 and made available on www.ConnectedContinent.com, the website maintained by CN providing information relating to its proposed combination with Kansas City Southern (“KCS”).

CORPORATE PARTICIPANTS

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

OTHER PARTICIPANTS

Bernie Allion

Analyst, RBC Capital Markets

MANAGEMENT DISCUSSION SECTION

Bernie Allion

Analyst, RBC Capital Markets

Welcome. My name is Bernie Allion, and I head equity sales in Canada at RBC. I’ll be hosting this session for Canadian National today. Typically our rail analyst Walter Spracklin would be moderating this session, however due to research restrictions I’ll be taking his place. The format of this session will be a presentation followed by a set of questions. Unfortunately, again, due to our restrictions, we will not be able to accept questions from the audience for this session.

I’m also required to state the following disclaimer: RBC Capital Markets is acting as financial advisor to Canadian National Railway in respect of a proposal to combine with Kansas City Southern, as announced in the press on April 20, 2021. In addition, RBC has committed to providing financing to Canadian National Railway should they enter into a definitive merger agreement with Kansas City Southern.

With the formalities out of the way I would like to welcome Rob Reilly, Executive Vice President and Chief Operating Officer; and Paul Butcher, Vice President, Investor Relations.

Rob Reilly has been in his current role since July 2019 and joined CN with 30 years of experience in the rail industry having come over from BNSF where he where he was since 1989. At CN, Rob is responsible for CN’s operations overseeing about 20,000 railroaders from the Transportation, Engineering, Mechanical, Network Operations and Safety groups across North America. Rob brings to the company extensive leadership in safety, rail operations, field application of rail technologies and a deep understanding of the intermodal business at major ports and large terminals.

Paul Butcher was appointed Vice President, Investor Relations in July 2016. In this role he leads the company’s investor engagement initiatives and communications. Prior to his most recent appointment Paul had been Senior Manager of Investor Relations since November 2009. Paul joined CN in 1993, initially working as a project officer in Financial Planning before moving to Marketing in 1999. He has been involved in key growth projects at CN such as the new container port at the Port of Prince Rupert.

Rob, Paul, welcome and thanks for taking time to be with us today.

Paul, I will now pass it over to you to kick off the presentation.

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Well, thank you, Bernie. Before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information which are available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the US and Canadian securities laws. These statements are subject to risk and uncertainty that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our cautionary statements regarding forward-looking statements in our presentation.

I would now like to turn over the call to Rob Reilly, our Chief Operating Officer. Rob?

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

All right. Thank you, Paul. And thank you, Bernie. And good morning to everyone and thank you for attending this session today. Before we get started, I just wanted to take the opportunity to address the statement made by the Surface Transportation Board yesterday. The STB’s decision to defer consideration of our voting trust was based on the fact that the merger agreement between CN and KCS was not available at the time when we made the filing. The agreement was finalized just last Thursday, May 13, and as you recall that’s the same day the KCS board deemed our proposal to be superior. So, we will be filing the merger agreement with the STB today. We strongly believe that once the STB undertakes a full review of our voting trust application it will be evident that this combination is in the public interest.

The CN-KCS combination represents a pro-competitive solution for customers, for employees, for shareholders, and all parties involved. Furthermore, our strong balance sheet, cash flows, financial outlook and our industry-leading ratings profile will provide certainty that we have the financial strength to satisfy STB’s public interest analysis.

Now that we’ve had the chance to get this clarified, I would also like to use this time to cover a few additional topics. First, I will talk about CN’s history and heritage as a leader in precision scheduled railroading, then I will talk about our operations today and our near term outlook for 2021. Finally, I’ll provide some commentary around our superior proposal to combine with the Kansas City Southern Railway.

I’d like to start by spending a couple of minutes on our DNA and the evolution and progress we’ve made over the past two decades. We are the pioneer in first scheduled railroad to implement precision scheduled railroading, which resulted in significant operating ratio improvement. Once we developed that foundation of network efficiency, we focused on expanding in the fast-growing intermodal segment. This shifted our overall business mix and enhanced our growth profile. In recent years, we have been focused on technology investments to continue to improve efficiency, safety and margins. These investments are front-end loaded but they will deliver long-term margin expansion.

During this time period, our share price has also experienced significant growth and we continue to invest in technology to drive the next leg of operational efficiency and top-line expansion. Post the CN-KCS combination, which I’ll speak more about in a few minutes, we will continue to have the same growth focused mindset which will be supplemented by the new superior direct routes connecting Canada, the US Midwest, Gulf Coast and Mexico.

On page 5, as we are roughly halfway into the second quarter, let me provide an update on our performance so far. On our top-line performance RTMs, the measure of volumes, are up 12% quarter to date from the continued economic recovery we experienced in many markets versus an economy that was halted last year during the pandemic. Inventory restocking and strong consumer demand in North America are supporting sustained intermodal volumes that will continue through at least the second half and into the traditional peak season. The recovering North American economy is also driving solid carload demand for both steel and aluminum shipments as manufacturing remains strong and the shift towards lighter weight electric vehicles becomes a focus. Lumber prices have reached an all-time record-high of $1,600 per thousand board feet from strong levels of construction, renovation and remodeling, also driving strong shipments of panels.

We’ve also achieved our 14th consecutive record month of Canadian grain movement in April, and we continue to invest for the future of this franchise. We just recently placed an order for 1,000 new generation, high-capacity hopper cars to enable grain shipments. This follows the 2,500 grain cars we purchased over the past few years.

The new Teck coal business over Kamloops interchange was brought on seamlessly on April 1 and volumes will continue to ramp up over the next several quarters. We continue to maintain a very disciplined approach to yield management and the strategy is working including same-store pricing of 4.2% in Q1. We’ll continue to price ahead of railway cost inflation during the post-COVID economic recovery and maintain a very disciplined approach to yield management.

I’m extremely proud of the women and men of CN who continued to deliver day in and day out to move the North American economy. We came out of Q1 with a very fluid network and we’re prepared to accommodate the economic recovery. Our operating metrics continue to improve versus last year, including train length, train weight and terminal dwell. We continue to lead the industry on fuel efficiency and achieved a 3% improvement April year-to-date compared to last year. This is a reduction of over 75,000 tons of CO2 emissions which is roughly equivalent to removing over 15,000 cars from the road for one year.

Our headcount is expected to be relatively stable and we finished Q1 with approximately 24,500 employees. And as we’ve said before, we’re bringing resources back in a methodical way, definitely not one for one but we are ramping up for the volumes we see coming at us later this year.

I’m extremely proud of our safety performance so far this year. Our personal injury rate and accident rate were improved by an impressive 36% and 33% respectively year-over-year as of May 15, living up to our core values. We continue deploying technology to make our railroad safer, more efficient and more reliable and we are starting to see additional benefits from key projects including track and train inspections.

On page 6, as I mentioned we are encouraged by the economic recovery and the vaccine rollout which is giving us strong confidence heading into the second half of 2021. The underlying performance in the first quarter and Q2 to-date is a testament to the dedication of the CN railroaders who consistently perform. We are building off a strong volume performance in Q1 and are looking to see the rail-centric part of our business recover.

The increase in industrial production will drive growth in our carload segment moving forward in areas such as chemicals, forest products, metals, fuels and plastics. With that said, we’re pleased with our financial outlook for 2021, which is targeting double-digit adjusted diluted EPS growth for 2021. Just to be clear, this is the same guidance we provided in our Q1 earnings release. Our outlook is underpinned by high-single digit volume growth in terms of revenue ton miles, and we expect to deliver free cash flow in the range of $3 billion to $3.3 billion which will drive further improvement in free cash flow conversion.

On page 7, I’ll now make a few comments about our superior proposal to combine with KCS. After completing our diligence over the course of the last two weeks, our confidence and optimism in the CN-KCS combination has only increased. And the $1 billion of EBITDA synergy estimates that we’ve initially put out are indeed conservative, as we’ve indicated several times before. The CN-KCS combined network would offer more options and greater choices for both our intermodal and carload customers to pursue new opportunities, develop new markets and optimize their freight ROI. By working together as one integrated network and by combining our talent and expertise, we believe we’ll be able to deliver superior service, improved efficiency and add products to our service offerings.

The CN-KCS combination would also provide our customers with more network access to seaports and river terminals, and offer an unmatched network resiliency across all seasonal and weather conditions from Texas to the Midwest to Canada. Together, we will provide each railroad’s customers with more network access, including an additional 22 Class 1 gateways, 5 ports and 10 barge terminals for KCS customers. This will allow us to connect the US industrial core to more port clusters than ever before and offer new improved export options for our customers.

We’re also committed to making significant infrastructure investments in key communities across the new combined network, including Illinois, Missouri, Michigan, Louisiana and Texas, that means more economic opportunity and more jobs. Ultimately, the introduction of this new express route that connects US, Mexico and Canada will drive reduction in the carbon footprint of the thousands of trucks that head up and down I-35 and I-55 every day between the Midwest and Mexico and Texas.

On page 8, the strategic, customer, environmental and social merits of the CN-KCS combination could not be more evident based on the outpouring of feedback we received from our stakeholders. Since first announcing our proposal on April 20, we have already received well over 1,000 letters of support. This amount is significantly more than the number of support letters filed by CP and we received them in approximately half the time. The responses have expressed overwhelmingly support for the combination and voting trust; out of the responses 70% support the proposed combination of CN and KCS, and 20% support the proposed voting trust while 10% support both.

A few key themes also stood out from the letters. First, many recognize the inherent benefits that would result from the lower and longer single-line service that the combination would provide as well as the value provided to our carload and intermodal shippers who would be able to extend their market reach. Secondly, there is great enthusiasm for the prospect of creating a true USMCA railroad that is more competitive with trucks. And lastly, there’s a strong appreciation for CN’s willingness to work within the Board’s existing merger rules without seeking a waiver.

On page 9, unlike other railroads we have a meaningful Chicago advantage particularly with respect to volumes going towards the eastern part of our network including Detroit, Toronto, Montreal and East Coast ports. We acquired the Elgin, Joliet & Eastern Railroad, commonly known as the EJ&E back in 2009, which allows us to bypass congestion through Chicago’s city center corridors. By traveling around Chicago rather than through the heart of the city, we’re able to remove the risk of seasonal and sometimes crippling rail bottlenecks and have fewer interchanges. To put that in real numbers, the EJ&E save CN on average doing 24 to 36 hours transiting around Chicago. Another major benefit of our Chicago advantage is that by being able to move freight faster and more efficiently in all directions we’re able to remove more than 300 trucks from the road with every additional intermodal freight train, leading to significant reduction in emissions and incremental carbon capture.

On page 10, we remain firmly committed to maintaining a strong balance sheet and an investment grade rating. Historically, we’ve maintained one of the strongest credit ratings in the sector due to a variety of factors including our strong balance sheet, disciplined capital allocation strategy, strong free cash flow generation and adjusted debt to adjusted EBITDA of around 2 times going back to 1996. As a result of the combination with KCS, we would temporarily elevate our leverage to approximately 4.5 times, but we fully expect to continue to maintain our investment grade rating. Furthermore, we anticipate quickly de-levering to 3.3 times within two years in the post-trust period. During this time we also expect to pause share repurchases, as leverage drops to around 2.5 to 3, we would start to reevaluate. There would be no change to our current dividend policy.

On page 11, so in terms of next steps we’re very focused on executing our merger agreement with KCS. You’ll likely have seen that last Thursday as I mentioned the KCS board determined that our proposal was superior and announced its intention to terminate its prior merger agreement and enter into a definitive merger agreement with us. We’re very excited to move forward and execute our merger agreement later this week by no later than Friday.

The next key milestone is closing into the voting trust, which we are targeting to occur in the second half of 2021. Working backwards, there are effectively three approvals that we will be seeking. The first with the Surface Transportation Board will need to approve CN’s voting trust. We are targeting early June for that approval. Second, a majority of KCS shareholders will need to approve the transaction. And we are targeting July for that approval. Then third, the Mexican competition bureau and telecommunication regulators will need to approve the combination. We are not currently expecting them to raise substantive concerns with the combination and we’re aiming to get those approvals by the second half of 2021.

Importantly, our proposed transaction would not require CN shareholder approval, nor would it require approvals by the Canadian regulators. And as I’ve already stated, once we’ve got all the required approvals, our target is to close into a voting trust in the second half of 2021.

Finally, on page 12, to wrap up the prepared remarks, we’re very excited about our future together with KCS. It will be a transformative combination to the benefit of both the companies’ customers, communities and shareholders. KCS is the ideal partner for CN, offering highly complementary and strategic benefits to the combined company that will result in a meaningful network expansion, cost synergies, ESG-driven growth opportunities and the premier Canadian, US, Mexican railway network for the 21st century. All that said, while we pursue the combination, we’re still relentlessly focused on CN’s core operations, serving our customers and ultimately delivering on our 2021 guidance.

So with that, Bernie, I’ll turn it back to you for Q&A. Thank you.

QUESTION AND ANSWER SECTION

Bernie Allion Analyst, RBC Capital Markets	Q

Thanks very much, Rob. Okay. I know you mentioned discipline around pricing. Maybe we could just dig a little bit more. I know with the high level of demand we’re seeing across all modes of transportation including truck, just wondering how that tighter capacity in these modes is impacting pricing, and do you see meaningfully higher same-store pricing in 2021 versus 2020?

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah. Thanks for that, Bernie. We continue to maintain a very disciplined approach to our yield management and our strategy is working, including the same-store pricing that I mentioned at 4.2% in Q1, we’re actually seeing higher prices in 2021 versus 2020 in general. Generally, a quarter of our contracts come up every year and we’re taking that opportunity to take on more price during that time. We’re also continuing to price ahead of our railway cost inflation during this post-COVID recovery time period and we’ll maintain that disciplined approach as well.

We do have several initiatives in the works regarding yield management, a lot of those with our consumer products, intermodal, automotive team, but also the carload side as well, just densifying some of our trains, running longer trains, getting more containers on every train, start with the same number of locomotives and same number of crews, which we measure in terms of our slot utilization, eliminating work events on the route which increases velocity and reduces inefficiencies. We look at our empty miles in terms of empty car miles that are not holding revenue, and what we can do to reduce those. So we’ve got a lot of things going with that.

Not to mention, in the rail-centric area, our investment in additional new hopper cars which allows us to move more grain in every car which allows us to move more cars because they’re shorter, and every train start and ultimately move ultimately move more tonnage for every train. We’re doing a lot in that area and we’ll continue to stay very focused on that.

Bernie Allion Analyst, RBC Capital Markets	Q

Okay. Thanks for that, Rob. Maybe we’ll turn it over to on the cost side and congestion. You definitely had a high level of demand, as you mentioned, and that’s certainly an opportunity. But it can also be a challenge if that result in congestion. Can you discuss what pinch points have emerged in your network and what you’re doing to address them?

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Sure. Yeah. Thanks for the question. I’d start first of all by saying between our marketing and operations teams, they are connected at the hip, meaning with every growth opportunity or every fluctuation in volumes, we run it through a very tight process. In fact we meet every Friday to go through those projections and what we’re seeing and hearing. It’s very helpful in terms of trying to plan the network from an operational standpoint. The Western Region continues to see our highest growth rate in Western Canada and we continue to invest in those locations where we do identify constraints. Last year, you may remember, we made some investments between Prince Rupert and Prince George. We see the growth opportunities in that corridor continuing not just this year, next year, but through the next decade and beyond in a variety of commodities, not just intermodal but we’re seeing gas and the opportunity to move export coal and grain as well, as well as wood pellet. So we see that as a growth opportunity. We added a couple sidings last year, we’re adding a couple more this year.

We’re also investing in double track west of Edmonton, actually between Edmonton and Edson. And this is really the throat of our network that feeds both the Port of Prince Rupert and the Vancouver area and opening that up will allow us to continue to increase our fluidity and also plan for the future in terms of the growth opportunities that are out there. When you think about it, we have delivered now, as I said in my prepared remarks, 14 consecutive months now of all-time monthly records for movement of Canadian grain, and the team has just done an excellent job in terms of the execution, but also our investments have helped us achieve those. So we want to continue to do things that allow us to move our customers’ freight and provide the returns for our shareholders as well.

The other thing I’d say is that winter always happens on a railroad and on the CN maybe to the nth degree we’re the furthest north railroad that’s out there. So, it’s not a matter of when but if, but we continue to invest in technology that allows us to manage those tough months more effectively. And when you think about our first quarter, our first quarter was an all-time record for GTMs for our first quarter in our company’s history. And keep in mind we had two weeks of a polar vortex in February that impacted our freight. And at that time, for a period of two weeks, we had parts of our network that every night was getting into the minus 40, minus 45 degree range. And that does have an impact on your operations. But through some of our investments over the past few years and developing air cars and increasing the number of air supply sources on our train, it actually allowed us to move an additional 232,000 feet of track with those additional air sources that otherwise would have been left behind during those challenging periods. So that allowed us to really recover the network quite nicely come in towards the end of February and into March, and really have the wind at our back as we go under the second quarter.

Bernie Allion Analyst, RBC Capital Markets	Q

Thanks, Rob. Maybe just one last quick question before we wrap it up. Just with respect to staffing level, can you talk about your employee count and what you expect as you go through the year?

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah, absolutely. I mentioned a number there in my prepared remarks. It is something we look at all the time making sure we’re as efficient as we can. We expect that to be relatively stable. As I mentioned, in Q1 our labor productivity – in Q1 was up 9%. Actually on average, in the operations group alone we had double digit volume – or near double digit volume increases in Q1, but we did with about 800 less people.

As we came through the pandemic trough this time last year when we saw volumes really drop off, we took some pretty big moves in terms of reducing cost, so we had a lot of locomotives off, laid up last year over 700 at one point, we had over 4,000 employees unfortunately furloughed during that time as volumes dropped, really 22% to 24% at the bottom of the second quarter last year.

And we said as – as the recovery happened and we started to see that really in late July last year with the intermodal product coming back, but then it really started to take hold in August, with various segments of our business coming back strong that we would not bring resources back on a one to one basis. So we’ve continued to run longer trains, we’re one of the leaders in the industry in terms of the length of the trains we run. So everywhere we can run longer trains with the same amount of resources, locomotives and crews; it’s good for our customers and good from efficiency standpoint.

We have fewer locomotive shops than what we had this time last year. We’ve closed or minimized nine shops on our networks and our locomotive reliability has actually improved year over year despite that. So we’re finding out ways to do things more efficiently. We have fewer intermediate switching yards. We’ve closed four of those over the past year. We have fewer dispatch centers. We actually consolidated three into one, that was completed in the third quarter last year. We are always looking for ways that we can become more efficient. Fuel efficiency, I mentioned in my prepared remarks, we continue to press the envelope. We’re the North American leader in fuel efficiency and even with that we’re up 3% – improved 3% year-over-year. So everywhere we can make this place safer and more efficient and better for our customers, that’s where our focus is.

Bernie Allion

Analyst, RBC Capital Markets

Okay. We’ve approached the end of our allotted time. So, Rob and Paul, I just would like to thank you both for your time this morning. And also, thank you everyone for dialing in.

Rob Reilly Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Thank you very much, Bernie.

Paul A. N. Butcher Vice President-Investor Relations, Canadian National Railway Co.

Thank you, Bernie.

Bernie Allion Analyst, RBC Capital Markets

Thank you very much.

Paul A. N. Butcher Vice President-Investor Relations, Canadian National Railway Co.

Thank you, Bernie. Thank you.

Bernie Allion Analyst, RBC Capital Markets

Thank you.

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Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.